Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Live Oak Bancshares, Inc. for the registration of debt and equity securities of our report dated February 22, 2024 (except as to the changes in the reporting of the Company’s business segments discussed in Note 1, as to which the date is March 18, 2025, and except as to the error correction discussed in Note 1 to the consolidated financial statements in Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2024, as to which the date is November 17, 2025), with respect to the consolidated financial statements for the year ended December 31, 2023, included in Live Oak Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2025. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ Forvis Mazars, LLP

Greenville, North Carolina

March 6, 2026